October 19, 2015

{Client Name}

{Client Address}

{City}, {State} {Zip}

Dear {Client}:	Customer Account Number: {Acct No – Last 4}

I’m writing to share some important news. We would like to inform you of updates to the Automated Funds Investment (AFI) sweep services and account, referenced above. By now you should have received a proxy in the mail notifying you of a proposed merger with a fund managed by Federated Investors. Please give the appropriate attention to this matter, since the outcome will impact your AFI service with Huntington. Please review the proxy carefully.

Here are some important facts to know:

•	If the merger is approved, the sweep account into which your excess balances are automatically swept will become the Federated Treasury Obligations Fund

•	Your AFI sweep functionality and reporting will not change

•	No action is required on your part, unless you would like to consider other choices for your sweep account. To discuss alternate sweep options, please contact your Treasury Management Sales Advisor at your earliest convenience.

Thank you for banking with Huntington. We appreciate your business and remain committed to providing you the very best in personalized service.

Sincerely,

John E. Lucas

Treasury Management Product Director

Member FDIC. ® and Huntington® are federally registered service marks of Huntington Bancshares Incorporated.